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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. 1)*

Lyondellbasell Industries N. V.
(Name of Issuer)

Class A ordinary shares, par value €0.04 per share
(Title of Class of Securities)

N53745100
(CUSIP Number)

December 13, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N53745100	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,301,641
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,301,641
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,641
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. N53745100	13G

1	NAME OF REPORTING PERSONS RBS Holdings N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,301,641
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,301,641
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,641
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

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CUSIP No. N53745100	13G

1	NAME OF REPORTING PERSONS RFS Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,301,641
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,301,641
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,641
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

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CUSIP No. N53745100	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 134,072
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 134,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. N53745100	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,435,713
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,435,713
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

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Item 1(a).	Name of Issuer:

Lyondellbasell Industries N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

     Weena 737, 3013AM Rotterdam, The Netherlands.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RFS Holdings B.V., a private company incorporated and registered in the The Netherlands (“RFS”); and RBS Holdings N.V.(“RBSH”), a public limited company incorporated and registered in The Netherlands; The Royal Bank of Scotland N.V. (“RBS N.V.”), a public limited company incorporated and registered in The Netherlands; and The Royal Bank of Scotland Plc (“RBS”), a public limited company incorporated and registered in Scotland.  RBSG, RBS, RFS, RBSH and RBS N.V. are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of RBS N.V. are owned by RBSH, 100% of the shares of RBSH are owned by RFS and 38.28% of the shares of RFS are owned by RBSG. All of the shares of RBS are owned by RBSG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

        The registered offices of RBSG and RBS are located at 36 St. Andrew Square, Edinburgh, Scotland  EH12 1HQ.

The registered office of RFS is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, Netherlands.

The registered offices of RBSH  and RBS N.V. are located at Gustav Maherlaan, 10, 1082 PP, Amsterdam, The Netherlands.

Item 2(c).	Citizenship:

RBSG and RBS are organized in the United Kingdom.

RFS, RBSH and RBS N.V. are organized in the Netherlands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value €0.04 per share

Item 2(e).	CUSIP Number:

N53745100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:  RBS N.V. is the record owner of 2,301,641 shares of the Issuer (the “Record Shares”) as of October 14, 2010.  As RBSH holds 100% of the shares of RBS N.V., RBSH may be deemed to own, beneficially, the Record Shares.  As RFS holds  100% of the shares of RBSH, RFS may be deemed to own, beneficially the Record Shares.  As RBSG owns 38.28% of the shares of RFS, RBSG may be deemed to own, beneficially, the Record Shares.  RBS is the record owner of 134,072 shares of the Issuer (the “Record Shares”) as of December 13, 2010. RBSG holds 100% of the shares of RBS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 565,673,773 of Class A ordinary shares reported to be outstanding based on Lyondellbasell Industries N.V.’s most recent public disclosures.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 20,  2010

THE ROYAL BANK OF SCOTLAND GROUP plc, THE ROYAL BANK OF SCOTLAND plc, RFS HOLDING N.V., RBS HOLDINGS N.V. and THE ROYAL BANK OF SCOTLAND N.V.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation & Reporting

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AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement containing the information required by Schedule 13G is filed on behalf of each of the undersigned with respect to the ownership of Exchange Traded Fund Securities of Ishares S&P Global Infrastructure Index Fund.

EXECUTED as a sealed instrument this 20 day of December, 2010.

THE ROYAL BANK OF SCOTLAND GROUP plc, THE ROYAL BANK OF SCOTLAND plc, RFS HOLDING N.V., RBS HOLDINGS N.V. and THE ROYAL BANK OF SCOTLAND N.V.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation & Reporting

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